Exhibit 4.1

AMENDMENT NO. 1 TO AMENDED & RESTATED WARRANT AGREEMENT

This Amendment (this “Amendment”) is made as of August 23, 2023, by and between Otonomo Technologies Ltd., a company incorporated under the laws of the State of Israel and registered under No. 515352813 (the “Company”) and Equiniti Trust Company, LLC (dba American Stock & Trust Company, LLC) (the “Warrant Agent”), and constitutes an amendment to that certain Amended & Restated Warrant Agreement, dated as of August 13, 2021, by and among the Company, Software Acquisition Group Inc. II (“SWAG II”), Continental Stock Transfer & Trust Company and the Warrant Agent (the “Existing Warrant Agreement”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings given to such terms in the Existing Warrant Agreement.

WHEREAS, the Existing Warrant Agreement governs (i) the warrants issued to certain parties in a private placement in connection with the closing of SWAG II’s initial public offering (the “IPO”) that have not become public warrants under the Existing Warrant Agreement as a result of being transferred to any person other than permitted transferees (such warrants, the “Private Placement Warrants”) and (ii) the warrants (a) sold as part of units in the IPO (whether they were purchased in the IPO or thereafter in the open market) or (b) initially issued to certain parties in connection with the IPO that have been transferred to any person other than permitted transferees (such warrants, the “Public Warrants” and, together with the Private Placement Warrants, the “Warrants”);

WHEREAS, Section 10.8 of the Existing Warrant Agreement provides that the parties thereto may amend, subject to certain conditions provided therein, the Existing Warrant Agreement with the vote or written consent of the Registered Holders of a majority of the then outstanding Public Warrants;

WHEREAS, the Company desires to amend the Existing Warrant Agreement to provide the Company with the right to require the Registered Holders of the Warrants to exchange all of the outstanding Warrants for the Company’s ordinary shares, no par value per share (the “Ordinary Shares”), on the terms and subject to the conditions set forth herein; and

WHEREAS, in the exchange offer and consent solicitation undertaken by the Company pursuant to the Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission, the Registered Holders of more than 50% of the number of the then outstanding Public Warrants have consented to and approved this Amendment.

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree to amend the Existing Warrant Agreement as set forth herein.

1.          Amendment of Existing Warrant Agreement. The Existing Warrant Agreement is hereby amended by adding:

(a)       the new Section 7.5 thereto:

“7.5          Mandatory Exchange.

7.5.1.          Company Election to Exchange. Notwithstanding any other provision in this Agreement to the contrary, all (and not less than all) of the outstanding Warrants may be exchanged, at the option of the Company, at any time while they are exercisable and prior to their expiration, at the office of the Warrant Agent, upon notice to the Registered Holders of the then outstanding Warrants, as described in Section 7.5.2 below, for Ordinary Shares, at the exchange rate of 0.01503 Ordinary Shares for each Warrant held by the Registered Holder thereof (the “Consideration”) (subject to equitable adjustment by the Company in the event of any stock splits, stock dividends, recapitalizations or similar transaction with respect to the Ordinary Shares). In lieu of issuing fractional shares, any Registered Holder of Warrants who would otherwise have been entitled to receive fractional shares as Consideration will, after aggregating all such fractional shares of such Registered Holder, receive one additional whole Ordinary Share in lieu of such fractional shares.

7.5.2          Date Fixed for, and Notice of, Exchange. In the event that the Company elects to exchange all of the Warrants, the Company shall fix a date for the exchange (the “Exchange Date”). Notice of exchange shall be mailed by first class mail, postage prepaid, by the Company not less than fifteen (15) days prior to the Exchange Date to the Registered Holders at their last addresses as they shall appear on the registration books. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Registered Holder received such notice. The Company will make a public announcement of its election following the mailing of such notice.

7.5.3  Exercise After Notice of Exchange. Subject to the provisions of Section 4.3, the Warrants may be exercised by the Registered Holder, for cash at any time after notice of exchange shall have been given by the Company pursuant to Section 7.5.2 hereof and prior to the Exchange Date. On and after the Exchange Date, the Registered Holder of the Warrants shall have no further rights except to receive, upon surrender of the Warrants, the Consideration.

7.5.4.  Israeli Withholding Tax. The Consideration shall initially be deposited with the Warrant Agent for a period of up to 180 days from the Exchange Date (the “Withholding Drop Date”), during which time, and subject to the provisions of the letter of transmittal and consent relating to the Warrants (the “Letter of Transmittal and Consent”), a copy of which is attached to registration statement on Form F-4, filed with the Securities and Exchange Commission on July 21, 2023 (the “Registration Statement”) that was furnished to the Registered Holders in connection with the Offer and Consent Solicitation (as both terms are defined in the Registration Statement), each Registered Holder will be required to provide the Warrant Agent (i) a “Declaration of Status of Israeli Income Tax Purposes” (the “Residency Declaration”), a copy of which is attached to the Letter of Transmittal and Consent, pursuant to which, such Registered Holder certifies that (1) such Registered Holder holds less than 5% of the outstanding shares of the Company; (2) such Registered Holder is not, and was not on any date since it/she/he acquired the Warrants, a resident of the State of Israel for tax purposes; and (3) such Registered Holder acquired its/her/his Warrants on or after August 13, 2021 (the Residency Declaration will provide additional specific statements with respect to this purpose); or (ii) a valid certificate of exemption or tax approval from the Israeli Tax Authority, applying withholding tax at a lesser rate than the Applicable Withholding Rate (as defined below), or otherwise granting a specific exemption from Israeli withholding tax (the “Valid Tax Certificate”, and together with the Residency Declaration, the “Tax Documents”). In case a tendering Registered Holder does not submit any of the Tax Documents (together with the applicable supporting documents as instructed in the Letter of Transmittal and Consent) or submits a Valid Tax Certificate which determines a reduced rate of withholding tax, by no later than three business days prior to the Withholding Drop Date, Israeli tax will be withheld at the Applicable Withholding Rate (or in accordance with the Valid Tax Certificate, as the case may be), and the Warrant Agent shall be entitled  to sell an applicable number of Ordinary Shares (or, in the case of any merger or consolidation of the Company with or into another entity, shares of common stock of the other entity) to satisfy Israeli tax withholding requirements, and the number of shares that such tendering Registered Holder will receive in exchange for such Registered Holder Warrants will be reduced accordingly. “Applicable Withholding Rate” means 25%, or such other applicable rate as shall be determined from time to time by the Israel Tax Authority.”

2.          Miscellaneous Provisions.

2.1.          Severability. This Amendment shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amendment or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Amendment a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

2.2.          Applicable Law.  The validity, interpretation, and performance of this Amendment and of the Warrants shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Amendment shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

2.3.          Counterparts. This Amendment may be executed in any number of counterparts (which may include counterparts delivered by any standard form of telecommunication) and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. The words “execution,” “signed,” “signature,” and words of like import in this Amendment or in any other certificate, agreement or document related to this Amendment, if any, shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, without limitation, “pdf,” “tif” or “jpg”) and other electronic signatures (including, without limitation, DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act and any other applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act or the Uniform Commercial Code.

2.4.          Effect of Amendment. Except as amended herein, all other provisions of the Existing Warrant Agreement shall remain in full force and effect. In the event of any inconsistency between the provisions of this Amendment and the provisions of the Existing Warrant Agreement, this Amendment shall prevail.

2.5.          Effect of Headings. The section headings herein are for convenience only and are not part of this Amendment and shall not affect the interpretation thereof.

2.6.          Entire Agreement. The Existing Warrant Agreement, as modified by this Amendment, constitutes the entire understanding of the parties and supersedes all prior agreements, understandings, arrangements, promises and commitments, whether written or oral, express or implied, relating to the subject matter hereof, and all such prior agreements, understandings, arrangements, promises and commitments are hereby canceled and terminated.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the parties has caused this Amendment to be duly executed as of the date first above written.

OTONOMO TECHNOLOGIES LTD.
By:	/s/ Ben Volkow
Name: Ben Volkow
Title: Chief Executive Officer

EQUINITI TRUST COMPANY as Warrant Agent
By:	/s/ Michael Legregin
Name: Michael Legregin
Title: Senior Vice President

[Signature Page to Amendment No. 1 to Amended & Restated Warrant Agreement]